UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25



                          NOTIFICATION OF LATE FILING
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(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ]Form 10-Q  [ ] Form N-SAR              OMB APPROVAL
                                                                                             OMB Number:      3235-0058
                                                                                             Estimated average burden
                                                                                             hours per response ...2.50
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                                                                                                   SEC FILE NUMBER
                         For Period Ended: June 30, 1999                                               0-24975
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                                                                                                    CUSIP NUMBER
                                                                                                     252838-10-7
                  [ ] Transition Report on Form 10-K                                        ============================
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ----------------------------

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                     Read Instruction (on back page) Before
                      Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION

                        DiaSys Corporation
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Full Name of Registrant


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Former Name if Applicable

                         49 Leavenworth Street
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Address of Principal Executive Office (Street and Number)

                         Waterbury, CT 06702
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    / (a) The reasons described in reasonable detail in Part III of this form
    /     could not be eliminated without unreasonable effort or expense;
    /
    / (b) The subject annual report, semi-annual report, transition report on
    /     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] /     filed on or before the fifteenth calendar day following the prescribed
    /     due date; or the subject quarterly report of transition report on Form
    /     10-Q, or portion thereof will be filed on or before the fifth calendar
    /     day following the prescribed due date; and
    /
    / (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    /     has been attached if applicable.

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PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Todd M. DeMatteo                 203               755-5083
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                  (Name)                   (Area Code)      (Telephone Number)

(2)      Have all other periodic reports required
         under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the
         preceding 12 months or for such shorter
         period that the registrant was required to
         file such report(s) been filed? If answer is
         no, identify report(s).                            [X] Yes  [ ] No

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(3)      Is it anticipated that any significant
         change in results of operations from the
         corresponding period for the last fiscal
         year will be reflected by the earnings
         statements to be included in the subject
         report or portion thereof?                         [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               DIASYS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   September 28, 1999               By  /s/ TODD M. DEMATTEO
     ---------------------------------     ------------------------------------
                                               Todd M. DeMatteo

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------- ATTENTION -----------------------------------
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.


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3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).


PART III - NARRATIVE

The 10-KSB for the period ending June 30, 1999 can not be filed within the prescribed time period for the following reasons:

a. Certain financial information is not available as of the filing date. The 10-KSB is expected to be filed by the required extension date.


PART IV - OTHER INFORMATION

The Company's Net Loss for the period ended June 30, 1999 was $1,114,470 a decrease of $864,174 from $1,978,644 for the period ended June 30, 1998. The decrease in Net Loss was anticipated and reported in the previous 10-QSB filings.